Exhibit 99.10

Press Release dated October 7, 2003

Call-Net Enterprises Inc. to release Q3 Financial and Operating Results
- October 30, 2003

en Français

TORONTO, ON — October 7, 2003 - Call-Net Enterprises Inc. (TSX: FON, FON.B) will be releasing its third quarter results before the markets open on Thursday, October 30, 2003. The Company will host a teleconference call and webcast for investors and media the same day. Bill Linton, president and chief executive officer and Roy Graydon, executive vice president and chief financial officer will participate in the call

Date: Time: Access Number: Webcast: Confirmation: Replay:	Thursday, October 30, 2003
1:00 pm ET
1-877-888-7019 or 416-695-6140 or
www.callnet.ca or http://www.newswire.ca/webcast
T452369S
1-888-509-0082 or 416-695-5275 until November 6, 2003
Audio webcast will be archived at www.callnet.ca

To participate in the conference call, please call the access number ten minutes prior to the scheduled start time and request Call-Net’s third quarter earnings teleconference. If you require assistance during the conference call, you can reach an operator by pressing “0”.

Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca. and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com